ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)

Interim Financial Statements
(Stated in Canadian Dollars)

September 30, 2007

These financial statements have not been reviewed by the Company’s auditors.

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)
Balance Sheets
September 30, 2007 and December 31, 2006
(Stated in Canadian Dollars)

	September 30, 2007	December 31, 2006
	$	$
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	767,890	558,158
Amounts receivable	3,454	2,906
	771,344	561,064

Oil and gas property (note 3)	151,800	-
Equipment (note 4)	6,108	7,473

	929,252	568,537

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	141,248	157,437

SHAREHOLDERS’ EQUITY
Share capital (note 6(a))	2,220,774	1,830,287
Contributed surplus	670,374	670,374
Deficit	(2,103,144)	(2,089,561)
	788,004	411,100

	929,252	568,537

Continuance of Operations (note 1)

Approved by the Board of Directors:

“Curt Huber”	“Harpreet Janda”
Director	Director

See accompanying notes to the financial statements

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)
Statements of Operations and Deficit
(Stated in Canadian Dollars)

	For three months ended		For the nine months ended
	September 30,		September 30
	2007	2006	2007		2006
	$	$	$		$
Expenses
Administrative	443	-	3,836		-
Advertising and promotion	-	1,000	-		1,000
Amortization	455	656	1,365		1,890
Bank charges	264	185	1,008		590
Foreign exchange loss	18,902	-	18,902		-
Management and consulting	-	-	-		55,000
Office	204	70	2,934		1,262
Professional fees	6,763	8,283	11,715		14,119
Rent	-	-	-		7,536
Trust and filing fees	6,784	1,417	15,686		10,324
Wages and benefits	-	-	29		8,068
	(33,815)	(11,611)	(55,475)		(99,789)
Loss before other items:
Interest income	4,621	4,217	14,888		4,498
Forgiveness of debt	-	-	27,004		-
Net loss for the period	(29,194)	(7,394)	(13,583)		(95,291)
Deficit, beginning of period	(2,073,950)	(2,067,695)	(2,089,561)		(1,979,798)
Deficit, end of period	(2,103,144)	(2,075,089)	(2,103,144)		(2,075,089)

Basic and diluted loss per common share	$(0.00)	$(0.00)	$(0.00	) $	(0.08)

Weighted average number of common shares	6,266,194	1,843,369	3,374,137		1,235,310
outstanding

See accompanying notes to the financial statements

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)
Statements of Cash Flows
(Stated in Canadian Dollars)

	For the three months		For the six months
	ended September 30,		ended September 30,
	2007	2006	2007	2006
	$	$	$	$
Cash Provided by (Used for):
Operating Activities
Net loss for the period	(29,194)	(7,394)	(13,583)	(95,291)
Adjustment for items which do not involve cash:
Amortization	455	656	1,365	1,890
Forgiveness of debt	-	-	(27,004)	-
Changes in non-cash working capital components:
Amounts receivable	(2,334)	4,133	(548)	8,357
Accounts payable and accrued liabilities	9,319	5,212	10,815	(9,825)
Demand Loan	-	-	-	(16,500)
	(21,754)	2,607	(28,955)	(111,369)

Investing Activities
Oil and gas property	-	-	(151,800)	(2,842)

Financing Activities
Common shares issued for cash, net of issue costs	258,067	-	390,487	655,376

Net Increase (decrease) in cash and cash
equivalents during the period	236,313	2,607	209,732	541,165

Cash and cash equivalents, beginning of the period	531,577	555,721	558,158	17,163

Cash and cash equivalents, end of period	767,890	558,328	767,890	558,328

See accompanying notes to the financial statements

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)
Notes to Financial Statements
September 30, 2007 and December 31, 2006
(Stated in Canadian dollars)
(Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the province of British Columbia, Canada and currently holds an interest in an oil and gas project in Alberta, Canada.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

In June 13, 2007, the Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

As at September 30, 2007, the Company has a working capital of $630,096 and has accumulated losses of $2,103,144. The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support, complete equity financing or generate profitable operations in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles and use of estimates

The accompanying unaudited interim financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2006. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results for the nine month period ended September 30, 2007 are stated utilizing the same accounting policies as those reflected in the Company’s most recent annual financial statements, but these interim figures are not necessarily indicative of the results to be expected for the full year.

3.	OIL AND GAS PROPERTY

The Company holds a 30% working interest in the Alexander prospect, an oil and gas prospect located 75 km northwest of Edmonton, Alberta. Management is currently reviewing its interest in this project.

4.	EQUIPMENT

			September 30,	December 31
			2007	2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Furniture and fixtures	3,414	1,074	2,340	2,752
Computer equipment	5,954	3,762	2,192	2,829
Leasehold improvements	2,522	946	1,576	1,892
	11,890	5,782	6,108	7,473

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)
Notes to Financial Statements
September 30, 2007 and December 31, 2006
(Stated in Canadian dollars)
(Unaudited)

5.	RELATED PARTY TRANSACTIONS

September 30,	2007	2006

Management and consulting fees paid to officer and directors	$-	$25,000
of the Company and/or companies controlled by them

Amounts included in accounts payable due to companies	$-	$107,535
controlled by/or with common directors of the Company

All transaction with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

6.	SHARE CAPITAL

a)	Authorized share capital consists of unlimited common shares without par value.

			Contributed
	Number of		Surplus
	Shares	$	$
Balance, December 31, 2005	4,216,843	1,174,911	670,374
Private placements (1)	5,000,000	655,376	-

Balance, December 31, 2006	9,216,843	1,830,287	607,374
Exercise of warrants	1,000,000	132,420	-
Private placements (2)	5,250,000	258,067	-
Share capital consolidation (3)	(8,173,475)	-	-

Balance, September 30, 2007	7,293,368	2,220,774	607,374

(1)Net issue costs of $3,091

(2)Net issue costs of $22,441

(3)On July 11, 2007, the Company consolidated its share capital on a 5:1 basis. The loss per share at December 31, 2006 has been adjusted to reflect this change.

ARRIS RESOURCES INC.
(Formerly Bassett Ventures Inc.)
Notes to Financial Statements
September 30, 2007 and December 31, 2006
(Stated in Canadian dollars)
(Unaudited)

6.	SHARE CAPITAL (continued)

b)	Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options for the quarter ending September 30, 2007.

		Weighted
	Number of	Average
	Shares	Exercise
		Price
		$
Balance at beginning of year December 31, 2005	414,000	1.12
Expired/Cancelled/Consolidated	(11,667)	1.31
Outstanding at December 31, 2006	402,333	0.96
Expired/Cancelled/Consolidated	(402,333)	0.96

Outstanding at September 30, 2007	-	-

As at September 30, 2007, there were no options outstanding.

c)	Warrants

The following is a summary of Company’s outstanding warrants as of September 30, 2007.

		Weighted
	Number of	Average
	Shares	Exercise
		Price
		$
Balance at December 31, 2005	-	-
Granted	5,000,000	0.16
Balance at December 31, 2006	5,000,000	0.80 (1)
Exercised	(1,000,000)	0.70 (1)
Consolidated	(3,200,000)	0.88 (1)
Granted	5,250,000	0.18

Balance at September 30, 2007 (2)	6,050,000	0.18

(1)	Adjusted for the 5:1 share consolidation on July 11, 2007.
(2)	At September 30, 2007 the weighted average remaining life of warrants outstanding is 1.65 years.